Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

April 26, 2013

Mr. Mark P. Shuman

Branch Chief – Legal

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Net Element International, Inc.
Post-Effective Amendment No. 2 on Form S-3, filed February 12, 2013, to Registration Statement on Form S-4 (File No. 333-182076)

Dear Mr. Shuman:

On behalf of our client, Net Element International, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated February 20, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form S-4 (File No. 333-182076) (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Post-Effective Amendment No. 3 to the Registration Statement (the “Post-Effective Amendment”), reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Post-Effective Amendment that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement, as amended.

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NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON

SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

Mr. Mark P. Shuman April 26, 2013 Page 2

1.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Changes in response to the Staff’s Comment have been made in the Post-Effective Amendment.

2.	Please refer to the comments in our letter dated February 15, 2013 concerning your outstanding confidential treatment request. All issues concerning your confidential treatment requests must be resolved before your registration statement is declared effective.

The issues concerning the Company’s confidential treatment request were resolved on March 11, 2013. On that date, the Commission issued an Order Granting Confidential Treatment under the Securities Exchange Act of 1934 (File No. 001-34887 - CF#29108).

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Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378.

Sincerely, /s/ Yvan-Claude Pierre Yvan-Claude Pierre, Esq. Reed Smith LLP

cc:	Jonathan New
Net Element International, Inc.